Holdon Bags, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2022

Holdon Bags, Inc.
Balance Sheet

	TOTAL	
	AS OF DEC 31, 2023	**AS OF DEC 31, 2022 (PY)**
▼ ASSETS		
▼ Current Assets		
▸ Bank Accounts	$168,147.91	$691,447.75
▸ Accounts Receivable	$162,334.68	$0.00
▸ Other Current Assets	$749,646.22	$244,256.12
Total Current Assets	**$1,080,128.81**	**$935,703.87**
▸ Fixed Assets	$11,689.31	$13,091.99
TOTAL ASSETS	**$1,091,818.12**	**$948,795.86**
▼ LIABILITIES AND EQUITY		
▼ Liabilities		
▼ Current Liabilities		
▸ Accounts Payable	$511,874.27	$329,701.67
▸ Other Current Liabilities	$233,401.33	$124,174.19
Total Current Liabilities	**$745,275.60**	**$453,875.86**
▸ Long-Term Liabilities	$918,846.45	$0.00
Total Liabilities	**$1,664,122.05**	**$453,875.86**
▸ Equity	$ -572,303.93	$494,920.00
TOTAL LIABILITIES AND EQUITY	**$1,091,818.12**	**$948,795.86**

Unaudited

Holdon Bags, Inc.
Income Statement

	TOTAL	
	JAN - DEC 2023	**JAN - DEC 2022 (PY)**
▸ Income	**$3,133,280.78**	**$858,130.91**
▸ Cost of Goods Sold	**$1,260,838.00**	**$321,391.00**
GROSS PROFIT	**$1,872,442.78**	**$536,739.91**
▾ Expenses		
60000 Sales	197,640.36	33,487.90
61000 Operations	1,044,794.13	391,163.13
63000 Marketing	1,055,611.23	777,364.76
65000 Product Development / R&D	27,492.50	
66000 Engineering & Tech	63,036.66	21,962.27
70000 General and Administrative	1,134,836.38	566,381.71
Total Expenses	**$3,523,411.26**	**$1,790,359.77**
NET OPERATING INCOME	**$ -1,650,968.48**	**$ -1,253,619.86**
▸ Other Expenses	**$73,092.26**	**$1,460.14**
NET OTHER INCOME	**$ -73,092.26**	**$ -1,460.14**
NET INCOME	**$ -1,724,060.74**	**$ -1,255,080.00**

Holdon Bags, Inc.
Statement of Cash Flows

	Year ended Dec. 31, 2023	Year ended Dec. 31, 2022
OPERATING ACTIVITIES		
Net Income (Loss)	(1,724,061)	(1,255,080)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	(162,335)	
Inventory	(504,352)	(231,812)
Prepaid Expenses	(1,039)	(12,444)
Depreciation	1,403	935
Accounts Payable (A/P)	182,173	329,702
Current Liabilities	109,227	124,174
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(374,922)	210,555
Net cash provided by operating activities	(2,098,983)	(1,044,525)
INVESTING ACTIVITIES		
Equipment		(14,027)
Net cash provided by investing activities	0	(14,027)
FINANCING ACTIVITIES		
Issuance of Term Loans	918,846	
Issuance of Preferred Stock		500,000
Future Equity Obligations (SAFE Notes)	656,837	1,250,000
Net cash provided by financing activities	1,575,683	1,750,000
Net cash increase for period	(523,300)	691,448

Holdon Bags, Inc.
Statement of Changes in Equity

	Common Stock		Preferred Stock				
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 4/1/2021	-	-	-	-	-	-	-
Issuance of Common Stock	8,410,525	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-
Ending Balance 12/31/2021	8,410,525						
Issuance of Preferred Stock			994,720	99	499,901		500,000
Additional Paid in Capital							
Net Income (Loss)						(1,255,080)	(1,255,080)
Ending Balance 12/31/2022	8,410,525		994,720	99	499,901	(1,255,080)	(755,080)
Issuance of Preferred Stock							
Additional Paid in Capital							
Net Income (Loss)						(1,724,061)	(1,724,061)
Ending Balance 12/31/2023	8,410,525		994,720	99	499,901	(2,979,141)	(2,479,141)

Holdon Bags, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Holdon Bags, Inc. (the "Company") is a corporation organized in April 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.